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                                                                    EXHIBIT 8.1
                                [Letterhead of]

                            CRAVATH, SWAINE & MOORE
                               [New York Office]

                                                                         , 1997

                         Agreement and Plan of Merger
                         Dated as of November 18, 1997
                    Among Total Renal Care Holdings, Inc.,
                           Nevada Acquisition Corp.
                       and Renal Treatment Centers, Inc.

Ladies and Gentlemen:

  We have acted as counsel for Renal Treatment Centers, Inc., a Delaware corporation ("RTC"), in connection with the proposed merger (the "Merger") of Nevada Acquisition Corp. ("Sub"), a Delaware corporation and a wholly owned subsidiary of Total Renal Care Holdings, Inc., a Delaware corporation ("TRCH"), with and into RTC pursuant to an Agreement and Plan of Merger dated as of November 18, 1997 (the "Merger Agreement"), among TRCH, Sub and RTC under which each issued and outstanding share of RTC common stock, other than shares owned by RTC, will be exchanged for common stock of TRCH.

  In that connection, you have requested our opinion regarding certain Federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement, the joint proxy statement/prospectus of TRCH
and RTC dated January   , 1998, (the "Proxy Statement/Prospectus"), and such
other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Merger Agreement and (ii) the representations made to us by TRCH and RTC in their
respective letters to us dated         , 1997, and delivered to us for
purposes of this opinion are accurate and complete.

  Based upon the foregoing, in our opinion, the Merger will be treated for Federal income tax purposes as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and TRCH, Sub and RTC will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

  The opinions expressed herein are based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements contained in the letters from TRCH and RTC referred to above, which we have assumed will be true as of the effective time of the Merger. Our opinions cannot be relied upon if any of the facts pertinent to the Federal income tax treatment of the Merger stated in such documents or in such additional information are, or later become, inaccurate, or if any of the statements contained in the letters from TRCH and RTC referred to above are, or later become, inaccurate. Finally, our opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.

  We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and to the reference to us in the Proxy
Statement/Prospectus under the caption "The Merger--Federal Income Tax Considerations."

  This opinion is being provided solely for the benefit of RTC and its stockholders. No other person or party shall be entitled to rely on this opinion.

                                      Very truly yours,

Renal Treatment Centers, Inc.
Building 2, Suite 300
1180 West Swedesford Road
Berwyn, PA 19312